                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                            CECO Environmental Corp.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   001-858-109
                    ----------------------------------------
                                 (CUSIP Number)
                                Phillip DeZwirek
                        505 University Avenue, Suite 1400
                         Toronto, Ontario CANADA M5G 1X3
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                      January 2, 2001 and February 14, 2001
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 001-858-109                                              Page 2 of 9
          -----------

==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Icarus Investment Corp.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  / /

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO (no change of ownership is reported)
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
------------------------------------------------------------------------------
 NUMBER OF                           7        SOLE VOTING POWER
  SHARES
BENEFICIALLY                                1,334,360
 OWNED BY                           ------------------------------------------
   EACH                              8        SHARED VOTING POWER
 REPORTING
PERSON WITH                                   800,000
                                    ------------------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                            1,334,360
                                    ------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                              800,000
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,134,360
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
    EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.15%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                  CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 001-858-109                                              Page 3 of 9
          -----------

==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Phillip DeZwirek
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  / /

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO (no change of ownership is reported)
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Canadian citizen

------------------------------------------------------------------------------
 NUMBER OF                           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                2,374,197
 OWNED BY                           ------------------------------------------
   EACH                              8       SHARED VOTING POWER
 REPORTING
PERSON WITH                                 2,134,360
                                    ------------------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                            2,374,197
                                    ------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                            2,134,360
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,508,557
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
    EXCLUDES CERTAIN SHARES


------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  40.66%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D
CUSIP NO. 001-858-109                                              Page 4 of 9
          -----------

==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jason Louis DeZwirek
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  / /

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO (no change of ownership is reported)
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(E)


------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Canadian citizen
------------------------------------------------------------------------------
  NUMBER OF                          7        SOLE
VOTING POWER
  SHARES
BENEFICIALLY                                1,598,666
 OWNED BY                           ------------------------------------------
   EACH                              8        SHARED VOTING POWER
 REPORTING
PERSON WITH                                 2,134,360
                                    ------------------------------------------
                                     9        SOLE DISPOSITIVE POWER

                                            1,598,666
                                    ------------------------------------------
                                    10        SHARED DISPOSITIVE POWER

                                            2,134,360
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,733,026
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
   EXCLUDES CERTAIN SHARES


------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  42.24%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D
CUSIP NO. 001-858-109                                              Page 5 of 9
          -----------

==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Can-Med Technology, Inc. d/b/a Green Diamond Corp.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  / /

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Ontario

------------------------------------------------------------------------------
 NUMBER OF                           7   SOLE VOTING POWER
  SHARES
BENEFICIALLY                                800,000
 OWNED BY                           ------------------------------------------
   EACH                              8   SHARED VOTING POWER
 REPORTING
PERSON WITH
                                    ------------------------------------------
                                     9   SOLE DISPOSITIVE POWER

                                            800,000
                                    ------------------------------------------
                                    10   SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    800,000
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES


------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.05%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 001-858-109                                             Page 6 of 9
          -----------

         Amendment No. 9 to Schedule 13D filed by Icarus Investment Corp. ("Icarus"), Phillip DeZwirek, Jason Louis DeZwirek and Can-Med Technology, Inc. ("Can-Med") relating to the issuance of warrants to purchase 500,000 shares of common stock of CECO Environmental Corp. ("CECO") to Phillip DeZwirek and the purchase by Mr. DeZwirek of a total of 118,700 shares of common stock of CECO.

Items 3-7 inclusive for Phillip DeZwirek.

Item 3.  Source and Amount of Funds or Other Considerations.

         On August 14, 2000, warrants to purchase 500,000 shares of common stock of CECO that became exercisable on August 14, 2001, were issued to Mr. DeZwirek for consideration of $10.00; Mr. DeZwirek paid such amount with personal funds. Mr. DeZwirek also purchased 118,700 shares of common stock of CECO in the open market with $172,205 of his own funds.

Item 4.  Purpose of Transaction.

         Mr. DeZwirek acquired the warrants to purchased 500,000 share of common stock of CECO for investment purposes. Mr. DeZwirek purchased 118,700 shares of common stock of CECO for investment purposes.

Item 5.  Interest in Securities of the Issuer.

         (a) Phillip DeZwirek is deemed to beneficially own all securities underlying the 800,000 warrants to purchase shares of common stock of CECO held by Can-Med, all 1,334,360 shares of common stock of CECO owned directly by Icarus and the 124,197 shares of CECO that he owns directly and the securities underlying the warrants he owns directly to purchase 2,250,000 shares of common stock of CECO, which represents 40.66% of the outstanding common stock of CECO (including as outstanding the securities underlying the warrants to purchase 2,250,000 shares of common stock of CECO held by Mr. DeZwirek and the securities underlying the warrants to purchase 800,000 shares of common stock of CECO held by Can-Med). Of such amount 7.22% is attributable to Mr. DeZwirek's ownership of shares of common stock of CECO indirectly through Can-Med, 12.03% is attributable to Mr. DeZwirek's ownership of shares of common stock of CECO indirectly through Icarus and 21.41% is attributable to Mr. DeZwirek's direct ownership of shares of and warrants for common stock of CECO.

         (b) Phillip DeZwirek has sole voting and sole dispositive power with respect to the 124,197 shares of common stock of CECO and the warrants to purchase 2,250,000 shares of common stock of CECO that he owns directly. As a result of Phillip DeZwirek being the Chief Executive Officer and a 50% shareholder of Icarus, and Icarus' 50.1% ownership of Can-Med, Mr. DeZwirek controls Icarus and Can-Med. Phillip DeZwirek has shared voting power and shared dispositive power with respect to the 1,334,360 shares of common stock of CECO owned by Icarus and the securities underlying the warrants to purchase 800,000 shares of common stock of CECO owned by Can-Med. Such power is shared with Jason DeZwirek, Icarus and Can-Med.

         (c) During the past 60 days, Phillip DeZwirek has entered into the following transactions in CECO's common stock:

Type of Transaction:    Number of Shares:   Price Per Share:   Date:
-------------------     ----------------    ---------------    ----
Open Market Purchase    15,000              $1.39              January 2, 2001
Open Market Purchase    78,200              $1.40              January 2, 2001
Open Market Purchase    500                 $1.43              January 3, 2001
Open Market Purchase    7,000               $1.50              January 4, 2001
Open Market Purchase    8,000               $1.68              January 8, 2001
Open Market Purchase    10,000              $1.75              January 10, 2001

         (d) Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 2,374,197 shares of the common stock of CECO, including the common stock

                                  SCHEDULE 13D
CUSIP NO. 001-858-109                                               Page 7 of 9
          -----------

underlying the 2,250,000 warrants to purchase common stock of CECO, owned directly by him. Phillip DeZwirek controls Icarus. Icarus controls Can-Med. Icarus owns 50.1% of the outstanding stock of Can-Med. Phillip DeZwirek owns 50% of the outstanding stock of Icarus. Mr. Jason Louis DeZwirek is the only person other than Phillip DeZwirek and Icarus who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock of CECO owned by Icarus and the only person other than Phillip DeZwirek, Icarus and Can-Med who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the warrants to purchase 800,000 shares of common stock of CECO owned by Can-Med. The interests of Can-Med, Icarus, Phillip DeZwirek and Jason DeZwirek in the common stock of CECO relate to more than 5% interests in the common stock of CECO.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Amendment No. 9 to Schedule 13D.

                                   Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2000                       ICARUS INVESTMENT CORP.


                                               By: /s/ Phillip DeZwirek
                                                  ----------------------------
                                                  Phillip DeZwirek
                                                  Chief Executive Officer


                                               /s/ Phillip DeZwirek
                                               -------------------------------
                                               Phillip DeZwirek


                                               /s/ Jason Louis DeZwirek
                                               -------------------------------
                                               Jason Louis DeZwirek

                                               CAN-MED TECHNOLOGY, INC.


                                               By: /s/ Phillip DeZwirek
                                                  ----------------------------
                                                   Phillip DeZwirek
                                                   President

                   EXHIBIT TO AMENDMENT NO. 9 TO SCHEDULE 13D
                             DATED February 21, 2001
                                       OF
                             ICARUS INVESTMENT CORP.
                                PHILLIP DEZWIREK
                              JASON LOUIS DEZWIREK
                          AND CAN-MED TECHNOLOGY, INC.

                             JOINT FILING AGREEMENT


         Icarus Investment Corp. ("Icarus"), Phillip DeZwirek ("DeZwirek"), Jason Louis DeZwirek ("JLD") and Can-Med Technology, Inc. ("Can-Med") hereby agree that the Amendment No. 9 to Schedule 13D to which this statement is attached is filed on behalf of Icarus, DeZwirek, JLD and Can-Med and that any amendments to this Schedule 13D may be filed on behalf of Icarus, DeZwirek, JLD and Can-Med.



                                           ICARUS INVESTMENT CORP.


                                           By: /s/ Phillip DeZwirek
                                              ----------------------------
                                              Phillip DeZwirek
                                              Chief Executive Officer


                                           /s/ Phillip DeZwirek
                                           -------------------------------
                                           Phillip DeZwirek


                                           /s/ Jason Louis DeZwirek
                                           -------------------------------
                                           Jason Louis DeZwirek

                                           CAN-MED TECHNOLOGY, INC.


                                           By: /s/ Phillip DeZwirek
                                              ----------------------------
                                              Phillip DeZwirek
                                              President